UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

RiceBran Technologies
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

762831204
(CUSIP Number)

Michael Mayberry Senior Vice President - Legal Continental Grain Company 767 Fifth Ave New York, NY 10153 Tel. No.: (212) 207-2898
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 8, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 5 Pages)

CUSIP No. 762831204	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Continental Grain Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,398,754
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,398,754
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,398,754
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 762831204	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ari D. Gendason
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,287
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 77,287
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,287
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 762831204	SCHEDULE 13D	Page 4 of 7 Pages

This Amendment No. 3 amends and supplements the statement on Schedule 13D, dated September 25, 2017, as amended by Amendment No. 1 to the statement on Schedule 13D, dated March 26, 2018 and Amendment No. 2 to the statement on Schedule 13D, dated August 17, 2018 (so amended, the “Schedule 13D”), and is being filed with the Securities and Exchange Commission by Continental Grain Company, a Delaware corporation (“CGC”) and Ari D. Gendason (each of the foregoing, a “Reporting Person,” and collectively, the “Reporting Persons”), relating to the shares of common stock, no par value (“Common Stock”) of RiceBran Technologies, a California corporation (the “Issuer”).

Item 3. Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On March 7, 2019, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with CGC and the other investors party thereto pursuant to which, on March 8, 2019, the Company sold and issued (the “Private Placement”) (i) an aggregate of 3,046,668 shares of Common Stock to the investors for a purchase price of $3 per share and (ii) a pre-funded warrant to CGC to purchase up to 1,003,344 shares of Common Stock (the “Warrant Shares”) for a purchase price of $2.99 per Warrant Share (the “Warrant”).  The closing of the transactions contemplated under the Securities Purchase Agreement took place on March 8, 2019 (the “Closing”).  Pursuant to the Securities Purchase Agreement, CGC purchased 666,667 shares of Common Stock and a pre-funded warrant exercisable for up to 1,003,344 shares of Common Stock for an aggregate purchase price of $4,999,999.56 (the “Investment”).  The Warrant is exercisable at an exercise price equal to $0.01 per share, subject to certain adjustments.  The Investment was funded with CGC’s available cash on hand.  The Warrant is exercisable at any time between March 8, 2019 and March 8, 2029 (the “Exercise Period”); provided, however, that CGC will not have the right to exercise any portion of the Warrant that would result in CGC, together with its affiliates, beneficially owning more than 19.99% of the outstanding Common Stock immediately after giving effect to such exercise (“Maximum Percentage”), unless the Issuer receives stockholder approval of such exercise above the Maximum Percentage as required under Nasdaq listing requirements.  Under the terms of the Warrant, the Issuer is required to seek such stockholder approval at each annual meeting until the Issuer’s stockholders approve of the exercise of the Warrant above the Maximum Percentage or until the end of the Exercise Period.  The Warrant contains a cashless exercise feature under which CGC may, in lieu of payment of the exercise price in cash, surrender such Warrant and receive a net amount of shares if the current market price of one share of Common Stock is greater than the exercise price.

Item 4. Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

CGC purchased the shares of Common Stock and the Warrant in the Private Placement for investment purposes.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Unless otherwise indicated, all calculations of percentage ownership in this Schedule 13D are based on a total of 32,465,632 shares of Common Stock.  Such total includes (i) 29,299,912 shares of Common Stock outstanding as of March 7, 2019 (immediately before the issuance of securities pursuant to the Securities Purchase Agreement), as represented to by the Issuer in connection with the Private Placement, (ii) the 3,046,668 shares of Common Stock issued in connection with the Private Placement and (iii) 119,052 shares of Common Stock issuable upon the exercise of the Warrant held by CGC taking into account the Maximum Percentage cap.

CUSIP No. 762831204	SCHEDULE 13D	Page 5 of 7 Pages

Prior to the Closing, CGC beneficially owned 5,613,035 shares of Common Stock.  After giving effect to the Private Placement, CGC now beneficially owns 6,279,702 shares of Common Stock and a right, upon exercise of the Warrant and taking into account the Maximum Percentage cap, to purchase up to 119,052 shares of Common Stock for a total of 6,398,754 shares of Common Stock (approximately 19.7% of the total number of shares of Common Stock outstanding).  CGC has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 6,398,754 shares of Common Stock.  In the absence of the Maximum Percentage cap, CGC would beneficially own a total of 7,283,046 shares of Common Stock (approximately 21.8% of the total number of shares of Common Stock outstanding, which calculation of percentage ownership gives effect to the issuance of 1,003,344 shares of Common Stock issuable upon the exercise of the Warrant in full).

Mr. Gendason directly owns 77,287 shares of Common Stock, less than 1.0% of the total number of shares of Common Stock outstanding.  An additional 26,107 shares of Common Stock are directly owned by Mr. Gendason subject to vesting on the earlier of June 19, 2019, or the day prior to the next annual meeting of stockholders of the Issuer.

The Reporting Persons may be deemed to be a group for the purposes of Section 13(d) of the Exchange Act. This filing shall not constitute an admission by the Reporting Persons that they are a group for such purpose. The Reporting Persons collectively own (taking into account the Maximum Percentage cap) 6,476,041 shares of Common Stock (approximately 19.9% of the total number of shares of Common Stock outstanding).

Other than the Investment, none of the Reporting Persons have made any transactions in the Common Stock within the past 60 days.

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The description of the Stock Purchase Agreement and the Warrant in Item 3 is incorporated herein by reference.

In connection with the Private Placement, the Issuer and CGC entered into an Amendment to Registration Rights Agreement (the “Registration Rights Agreement Amendment”), effective as of March 7, 2019.  The Registration Rights Agreement Amendment amends that certain Registration Rights Agreement, dated September 13, 2017, by and between the Company and CGC (the “Initial Registration Rights Agreement”), and provides for the registration of the shares of Common Stock and the Warrant Shares purchased by CGC pursuant to the Securities Purchase Agreement on the same terms and conditions as is provided in the Initial Registration Rights Agreement.

CUSIP No. 762831204	SCHEDULE 13D	Page 6 of 7 Pages

Item 7. Material to be Filed as Exhibits.

The information contained in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Exhibit 99.1:
Stock Purchase Agreement, dated March 7, 2019, by and between RiceBran Technologies, Continental Grain Company and the other investors party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on March 13, 2019).

Exhibit 99.2:	Pre-Funded Warrant (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on March 13, 2019).

Exhibit 99.3:
Amendment to Registration Rights Agreement, effective as of March 7, 2019, between RiceBran Technologies and Continental Grain Company (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer on March 13, 2019).

CUSIP No. 762831204	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2019

CONTINENTAL GRAIN COMPANY
By:	/s/ Frank W. Baier
Name: Frank W. Baier Title: Executive Vice President – Chief Financial Officer

/s/ Ari D. Gendason
Ari D. Gendason